SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

April 1, 2011

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mr. Joseph McCann

Re:                               Thermon Group Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-172007)
Filed on March 14, 2011

Ladies and Gentlemen:

On behalf of Thermon Group Holdings, Inc. (“Thermon”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 on March 14, 2011 (as amended, the Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 25, 2011 (the “Letter”).  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.  We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 2, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter.  All page references in the responses set forth below refer to page numbers in Amendment No. 2.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

General

1.                                      We note your response to prior comments 11, 12, 14, 15, 31, 34, and 45.  We may have further comments after reviewing the completed filing.

Thermon notes the Staff’s comment.  Thermon has revised its disclosure throughout Amendment No. 2 in response to the Staff’s prior comment 11.  Thermon has also filed Exhibits 10.23 and 10.13 to Amendment No. 2 in response to the Staff’s prior comments 34 and 45, respectively.  Supplementally, Thermon wishes to advise the Staff that, after consultation with the

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships managing underwriters of the offering, the current estimated initial public offering price range is between $12.00 and $14.00 per share. Such price range is subject to change based upon market conditions, Thermon’s performance and other factors.

Graphics

2.                                      Briefly describe in your graphics what and how registrant’s service or product relates to the pictures depicted.  We note that you do not construct or operate refineries, chemical complexes or gas to liquid facilities.  Also confirm that the facilities depicted are facilities in which your products are installed.

Thermon confirms to the Staff, and has revised the captions accompanying the graphics to clarify, that Thermon’s heat tracing and emissions monitoring products are installed in the facilities depicted therein.  Please see the inside front cover of Amendment No. 2.

Thermon believes that the graphics included in Amendment No. 2 are useful to investors, particularly to those who may not be familiar with Thermon or the heat tracing industry.  The graphics on the inside front cover depict common end-user applications where Thermon’s heat tracing products are installed, such as gas to liquid facilities, chemical facilities and refineries.  The graphics on the inside back cover depict Thermon’s product themselves.  Thermon respectfully submits that seeing commonly understood applications of Thermon’s products and services, taken together with labeled images of the products themselves, provide investors with a balanced and clear depiction of Thermon’s business.

Prospectus Summary, page 1

3.                                      We reissue prior comment 2 because your summary:

•                  continues to include lengthy and repetitive descriptions of your business and strategy; and

•                  recites extensive details about the positive aspects of your business and this offering while only including one-sentence summaries of the risks you face, and does not appear to include balancing details regarding the information you present, including the net losses you incurred as of the most recent fiscal period.

Thermon has substantially revised its disclosure in response to the Staff’s comment so that the revised summary reflects an appropriate and customary overview of Thermon’s business (in light of the complexity of the underlying business) that is balanced and avoids undue repetition.  For example, the summary now highlights Thermon’s net loss in the most recent fiscal period and provides balancing detail regarding the timing for recognizing revenue out of backlog as mentioned in comment 4 below.  Further, Thermon has retained the standalone section highlighting the most significant risks it faces and respectfully submits that the bullet-point presentation sufficiently highlights those risks in a way that can be easily understood by potential investors and that is balanced in light of the significant shortening of the descriptions of the positive aspects of Thermon’s business.  Please see pages 1 through 5 of Amendment No. 2.

4.                                      From your response to prior comment 5 and disclosure on pages 54 and 55 it appears that strong revenue visibility does not include strong visibility into the timing for recognizing revenue out of backlog.  Please revise your disclosure at the bottom of page 4 to clarify the extent of your revenue visibility.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see pages 3 and 81 of Amendment No. 2.

Drive growth through … page 5

5.                                      Given that you continue to highlight in your summary the “framework agreements,” it appears you believe such agreements are among the most significant aspects of your offering.  Therefore, we reissue the last sentence of prior comment 6.

Thermon has revised its disclosure in the “Prospectus Summary” section of Amendment No. 2 in response to comment 3 above.  Please see page 4 of Amendment No. 2.  We respectfully submit that the revised disclosure clarifies that it is not the existence of the framework agreements themselves or the terms of those agreements that are among the most significant aspects of the offering, but simply that those arrangements and other aspects highlight the close and long-standing nature of Thermon’s relationships with several key customers in the industry.  Thermon enters into framework agreements with its customers in the ordinary course of its business and is not substantially dependent upon any particular framework agreement.  Accordingly, such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors, page 16

6.                                      Although you may not currently intend to take advantage of the “controlled company” exceptions, as indicated in your response to prior comment 8, it continues to appear that you will be eligible to do so at any time upon your election.  Please expand your response accordingly.

Thermon has revised its risk factor disclosure in response to the Staff’s comment.  Please see page 29 of Amendment No. 2.

7.                                      Given the numerous director resignations you expect to occur after this offering and your disclosed current intention of complying with exchange listing rules at a future date, please provide us your analysis of the materiality of the risk that investors in this offering will be unable to assess the qualifications and experience of a significant portion of your board since it appears they will not be appointed until after this offering.

Thermon notes the Staff’s comment.  Thermon’s board of directors is currently evaluating potential candidates to replace one or more of the directors who will be resigning upon completion of the offering and considering the appropriate composition of the committees of its board of directors following the consummation of the offering in light of the applicable New York Stock Exchange and Commission requirements.   Thermon expects this process to be substantially complete prior to the marketing of the offering and confirms that it will revise its disclosure in response to the Staff’s comment in a subsequent pre-effective amendment to the Registration Statement to be filed prior to marketing the offering.

Liquidity and Capital Resources, page 66

8.                                      We note your decision to permanently invest earnings in foreign jurisdictions in response to prior comment 39.  Please provide disclosure of the cash and investment amounts held by foreign subsidiaries.  Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility.  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.06.a.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 67 of Amendment No. 2.

Manufacturing…page 86

9.                                      Your revisions in response to prior comment 25 appear to address only the increase in size of your San Marco facility, not the increase in production capacity of that facility.  Therefore, we reissue prior comment 25.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 86 of Amendment No. 2.

Composition of the board… page 95

10.                               Please expand to disclose the impact to the “important” balance of your board that will result from the expected resignations noted on page 92.  Add any appropriate risk factors.

Thermon has revised its disclosure regarding the balance of Thermon’s board of directors to remove the directors that will be resigning upon completion of the offering.  Please see page 95 of Amendment No 2.  In addition, Thermon refers the Staff to its response to comment 7 above.

Committees of the board… page 95

11.                               Please expand your revisions in response to prior comment 28 to clarify how you intend to comply with the transition provisions you note.  For example, do you intend to appoint new directors shortly after this offering or add to the committees from your existing board?

Thermon notes the Staff’s comment and refers the Staff to its response to comment 7 above.

Principal and Selling Stockholders, page 111

12.                               Please expand note 2 to clarify how “priority” will be given to employee stockholders, including to which stockholders that priority will be given.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see note 2 to the table on page 116 of Amendment No. 2.

Relationships, page 134

13.                               We note your revised disclosure indicating the certain underwriters or their affiliates are lenders.  Please revise to identify these underwriters.  Also revise to identify the “certain” underwriters that have engaged in commercial and investment banking transactions with you.

Thermon has revised its disclosure in response to the Staff’s comment.  Please see page 138 of Amendment No. 2.

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:                                 Rodney Bingham, Thermon Group Holdings, Inc.